Pyramid Oil Company
2008–21st Street
P.O. Box 832
Bakersfield, California 93302
August 19, 2010
Via Federal Express and Edgar
Mr. Karl Hiller
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0406

Re:	Pyramid Oil Company Form 10-K for the Fiscal Year Ended December 31, 2009 Filed March 30, 2010 File No. 001-32989
Dear Mr. Hiller:
          This letter is provided to you by Pyramid Oil Company, a California corporation (the “Company”), in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that are set forth in the Staff’s letter dated August 12, 2010 to the Company. In the August 12 letter, the Staff provided comments on certain portions of the above-referenced Form 10-K report.
          This letter sets forth the Company’s responses to your August 12 letter. We have reproduced below the text of the Staff’s comments, followed by the Company’s responses. The numbered paragraphs below correspond to the numbered paragraphs in your letter.
          The Company has express mailed to Mr. Craig Arakawa of your office a draft of its amended Form 10-K report. The report contains changes made by the Company in response to the Staff’s comments. We have marked the draft report to show the changes to the filed version of the report. We are also awaiting final review and sign-off from our auditors.
Form 10-K for the Fiscal Year Ended December 31, 2009
Properties, page 15
Staff Comment
1.	We understand from your response to prior comment 2 that you believe the estimates of oil and gas reserves as of December 31 are the same as the reserves you report on January 1. Please revise all textual and tabular information in your filing as necessary to ensure that information pertaining to your oil and gas reserves coincides with your fiscal year-end, consistent with your reply.

Mr. Karl Hiller
August 19, 2010

Company Response
The Company has revised the amended Form 10-K report in the manner requested by the staff.
Financial Statements
General
2.	Please add an appropriate Note and section header for the information provided in response to ASC932-234-50, concerning your oil and gas properties, including a parenthetical indication as to whether such information is audited or unaudited.
Company Response
The Company has reviewed the requirements of ASC 932-235-50. The Company does not have any capitalized exploratory well costs or any equity method investments. Accordingly, the Company does not require any footnote disclosures related to capitalized exploratory well costs and equity method investments. The remaining disclosures required by ASC 932-235-50 are included in pages 65 to 71 of the amended form 10-K under the heading “Supplemental Information (Unaudited) — Oil and Gas Producing Activities”. For future filings, the Company will consider providing the supplemental disclosures as a separate footnote to the financial statements.
*     *     *
The Company hereby acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing referenced above;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please address any comments or questions regarding this letter to the undersigned via facsimile at (661) 325-0100 or via telephone at (661) 325-1000.

Sincerely,
/s/ Lee Christianson
Lee Christianson
Chief Financial Officer